STATEMENT OF FINANCIAL CONDITION

Alight Financial Solutions LLC
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47344

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2019___ AND ENDING ___December 31, 2019___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alight Financial Solutions, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4 Overlook Point___
(No. and Street)

___Lincolnshire___   ___Illinois___   ___60069___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas S. Keith   847-295-5000
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ernst & Young LLP___
((Name – if individual, state last, first, middle name))

___155 N. Wacker Drive,___   ___Chicago___   ___Illinois___   ___60606___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Douglas S. Keith _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Alight Financial Solutions, LLC _____ , as of _____ December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Official Seal
Ann M Olszewski
Notary Public State of Illinois
My Commission Expires 05/11/2020

_____ Signature

Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of PAB Account and Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2019

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the member and officers of Alight Financial Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alight Financial Solutions LLC (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst - Young LLP

We have served as the Company's auditor since at least 2002, but were unable to determine the specific year.

February 27, 2020

A member firm of Ernst & Young Global Limited
A member firm of Ernst & Young Global Limited

1

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2019

Assets

Cash	$ 2,939,675
Receivable from affiliate	421,687
Receivable from customers	512,708
Prepaid regulatory fees	336,543
Deposit with clearing broker	100,000
Total assets	$ 4,310,613

Liabilities and member's equity

Payable to affiliate	$ 442,008
Accounts payable and accrued expenses	23,715
Total liabilities	465,723
Member's equity	3,844,890
Total liabilities and member's equity	$ 4,310,613

See notes to financial statements.

Alight Financial Solutions LLC

Notes to Statement of Financial Condition

December 31, 2019

1. Organization and Nature of Business

Alight Financial Solutions LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Alight Solutions LLC (the Parent), which is a wholly owned subsidiary of Tempo Acquisition, LLC. The Company's ultimate parent is Tempo Holding Company, LLC. Tempo Holding Company, LLC is owned by Tempo Management, LLC and certain investment funds affiliated with The Blackstone Group L.P. ("Blackstone") and other co-investors. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

2. Significant Accounting Policies

Basis of Presentation

The following significant accounting policies are consistently followed in the preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes checking accounts and an interest bearing account at a non-affiliated bank.

Restricted cash included in deposits with clearing broker on the Statement of Financial Condition represents cash set aside to satisfy requirements under Rule 15c3-1 of the SEC.

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, *Leases*. This ASU supersedes the guidance in ASC Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12 month term, a lessee will be required to recognize a liability in the statement of financial position (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases; however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the statement of financial position. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. The accounting applied by a lessor will be largely unchanged from that applied under current GAAP. The Company adopted the new standard effective January 1, 2019. The Company does not have any leases and the adoption of this guidance did not have a material impact on the Statement of Financial Condition.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional guidance for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. ASU 2016-13 will be effective for the Company's fiscal year beginning January 1, 2020. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on the Statement of Financial Condition.

3. Related-Party Transactions

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs an allocated charge. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with employee compensation, office space, and equipment. Employee compensation is allocated based on the estimated time spent on activities of the Company and

Alight Financial Solutions LLC

Notes to Statement of Financial Condition (continued)

3. Related-Party Transactions (continued)

includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent. The amount due by the Company under this Agreement is $442,008 and is reflected as Payable to affiliate as of December 31, 2019.

The Company is the affiliated broker-dealer of an affiliated mutual fund and earns shareholder services fees from this mutual fund. The amount due from this fund for fees earned is $421,687 and is reflected as receivable from affiliate as of December 31, 2019.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank but does not believe it is exposed to any credit risk.

5. Income Taxes

The Company is organized as a limited liability company with a single member owner and, as such, is not separately subject to income taxes. The results of the Company are included in the financial statements and the income tax return of Tempo Holding Company LLC.

6. Commitments and Contingencies

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. As of December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 and the Company's net capital was $2,573,952, which was $2,523,952 in excess of required net capital. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing

arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2019, the Company was in compliance with all such requirements.

8. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was issued, with no events noted that would require recognition or disclosure in the Statement of Financial Condition.